Exhibit 99.1

Niu Technologies Announces Unaudited Second Quarter 2024 Financial Results

-- Second Quarter Revenues of RMB 940.5 million, an increase of 13.5% year-over-year

-- Second Quarter Net Loss of RMB 24.9 million, compared to Net Loss of RMB 1.9 million in the same period of last year

BEIJING, China, August 12, 2024 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its unaudited financial results for the second quarter ended June 30, 2024.

Second Quarter 2024 Financial Highlights

•	Revenues were RMB 940.5 million, an increase of 13.5% year-over-year
•	Gross margin was 17.0%, compared with 23.1% in the second quarter of 2023
•	Net loss was RMB 24.9 million, compared with net loss of RMB 1.9 million in the second quarter of 2023
•	Adjusted net loss (non-GAAP)[1] was RMB 19.5 million, compared with adjusted net income of RMB 14.4 million in the second quarter of 2023

Second Quarter 2024 Operating Highlights

•	The number of e-scooters sold was 256,162, up 20.8% year-over-year
•	The number of e-scooters sold in China was 207,552, up 16.2% year-over-year
•	The number of e-scooters sold in the international markets was 48,610, up 45.4% year-over-year
•	The number of franchised stores in China was 3,124 as of June 30, 2024
•	The number of distributors of our international sales network was 54, covering 52 countries as of June 30, 2024

Dr. Yan Li, Chief Executive Officer of the Company, remarked, "The new products we introduced this year captured over 50% of our expanding domestic sales volume in the first half of the year. Their unique design elements and superior performance have effectively appealed to our diverse consumer demographics, validating our strategic approach to establish a prominent presence across all sectors of the vast Chinese market.”

Dr. Li continued, "Strategic alliances with premier retail brands such as Best Buy are propelling NIU towards deeper market penetration in the US market. Our premier partners not only elevate NIU’s brand recognition but also enable us to provide consumers with eco-friendly transportation solutions that seamlessly match their lifestyles and values.”

1 Adjusted net income (loss) (non-GAAP) is defined as net income (loss) excluding share-based compensation expenses

Second Quarter 2024 Financial Results

Revenues were RMB 940.5 million, an increase of 13.5% year-over-year, mainly due to an increase in sales volume of 20.8%, partially offset by a decrease in revenues per e-scooter of 6.1%. The following table shows the revenue breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2024 Q2	2023 Q2	% change YoY
E-scooter sales from China market	727.1	638.7	+13.8%
E-scooter sales from international markets	130.4	114.7	+13.7%
E-scooter sales, sub-total	857.5	753.4	+13.8%
Accessories, spare parts and services	83.0	75.4	+10.1%
Total	940.5	828.8	+13.5%

Revenues per e-scooter (in RMB)	2024 Q2	2023 Q2	% change YoY
E-scooter sales from China market[2]	3,503	3,577	-2.1%
E-scooter sales from international markets[2]	2,682	3,430	-21.8%
E-scooter sales	3,347	3,554	-5.8%
Accessories, spare parts and services[3]	324	356	-9.0%
Revenues per e-scooter	3,671	3,910	-6.1%

▪	E-scooter sales revenues from China market were RMB 727.1 million, an increase of 13.8% year-over-year, and represented 84.8% of total e-scooter revenues. The increase was mainly due to the increased sales volume of e-scooter, partially offset by a decrease in revenues per e-scooter in China market.
▪	E-scooter sales revenues from international markets were RMB 130.4 million, an increase of 13.7% year-over-year, and represented 15.2% of total e-scooter revenues. The increase was mainly due to increased sales of kick-scooters, partially offset by the decreased sales of electric motorcycles and mopeds in international markets.
▪	Accessories, spare parts sales and services revenues were RMB 83.0 million, an increase of 10.1% year-over-year and represented 8.8% of total revenues. The increase was mainly due to the increase of accessories and spare parts sales in China market.
▪	Revenues per e-scooter was RMB 3,671, a decrease of 6.1% year-over-year, mainly due to higher proportion and changes in product mix of kick-scooter in international markets.

Cost of revenues was RMB 780.8 million, an increase of 22.5% year-over-year, in line with the increase in revenues. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specific period, was RMB 3,048, an increase of 1.4% from RMB 3,006 in the second quarter of 2023. This increase was mainly due to a higher proportion of premium series sales and changes in product mix of premium series in China market, partially offset by the lower freight cost in international sales.

2 Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international markets in a specific period

3 Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Gross margin was 17.0%, compared with 23.1% in the same period of 2023. The decrease was mainly due to changes in product mix of e-scooter, particularly an increased portion of premium series models with more competitive prices in China market, and a higher proportion of kick-scooters sales in international markets.

Operating expenses were RMB 191.8 million, a decrease of 3.5% year-over-year. Operating expenses as a percentage of revenues was 20.4%, compared with 24.0% in the second quarter of 2023.

▪	Selling and marketing expenses were RMB 120.2 million (including RMB 1.3 million of share-based compensation), an increase of 9.8% from RMB 109.5 million in the second quarter of 2023, mainly due to increased promotions of RMB 7.6 million for online shopping festivals and RMB 3.4 million for other advertising and promotions, primarily in China market. Selling and marketing expenses as a percentage of revenues was 12.8%, compared with 13.2% in the second quarter of 2023.
▪	Research and development expenses were RMB 32.3 million (including RMB 1.8 million of share-based compensation), a decrease of 21.9% from RMB 41.3 million in the second quarter of 2023, mainly due to a decrease of RMB 8.7 million in share-based compensation and staff cost. Research and development expenses as a percentage of revenues was 3.4%, compared with 5.0% in the second quarter of 2023.
▪	General and administrative expenses were RMB 39.3 million (including RMB 2.1 million of share-based compensation), a decrease of 18.0% from RMB 48.0 million in the second quarter of 2023, mainly due to the decrease in allowance for doubtful accounts of RMB 23.7 million, partially offset by the decrease in foreign exchange gain of RMB 18.7 million. General and administrative expenses as a percentage of revenues was 4.2%, compared with 5.8% in the second quarter of 2023.

Operating expenses excluding share-based compensation were RMB 186.6 million, increased by 2.1% year-over-year, and represented 19.8% of revenues, compared with 22.1% in the second quarter of 2023.

▪	Selling and marketing expenses excluding share-based compensation were RMB 118.9 million, an increase of 11.3% year-over-year, and represented 12.6% of revenues, compared with 12.9% in the second quarter of 2023.
▪	Research and development expenses excluding share-based compensation were RMB 30.4 million, a decrease of 6.5% year-over-year, and represented 3.2% of revenues, compared with 3.9% in the second quarter of 2023.
▪	General and administrative expenses excluding share-based compensation were RMB 37.3 million, a decrease of 14.2% year-over-year, and represented 4.0% of revenues, compared with 5.2% in the second quarter of 2023.

Share-based compensation was RMB 5.4 million, compared with RMB 16.3 million in the same period of 2023.

Income tax expense was RMB 1.0 million, compared with RMB 2.2 million in the same period of 2023.

Net loss was RMB 24.9 million, compared with net loss of RMB 1.9 million in the second quarter of 2023. The net loss margin was 2.6%, compared with net loss margin of 0.2% in the same period of 2023.

Adjusted net loss (non-GAAP) was RMB 19.5 million, compared with an adjusted net income of RMB 14.4 million in the second quarter of 2023. The adjusted net loss margin4 was 2.1%, compared with an adjusted net income margin of 1.7% in the same period of 2023.

Basic and diluted net loss per ADS were both RMB 0.31 (US$ 0.04).

Balance Sheet

As of June 30, 2024, the Company had cash and cash equivalents, term deposits and short-term investments of RMB 1,135.3 million in aggregate. The Company had restricted cash of RMB 213.9 million and short-term bank borrowings of RMB 200.0 million.

Business Outlook

NIU expects revenues of the third quarter 2024 to be in the range of RMB 1,298 million to RMB 1,483 million, representing a year-over-year increase of 40% to 60%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation and is subject to change.

Conference Call

The Company will host an earnings conference call on Monday, August 12, 2024 at 8:00 AM U.S. Eastern Time (8:00 PM Beijing/Hong Kong Time) to discuss its second quarter financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below. Upon registration, participants will receive dial-in numbers and a personal PIN, which will be used to join the conference call.

Event:	Niu Technologies Second Quarter 2024 Financial Results Conference Call
Registration Link:	https://register.vevent.com/register/BI6c62f44d3ab44affb2ae1b8e392c65c7

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations.

4 Adjusted net income (loss) margin is defined as adjusted net income (loss) (non-GAAP) as a percentage of the revenues

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles, as well as kick-scooters and e-bikes. NIU has a diversified product portfolio that caters to the various demands of our users and addresses different urban travel scenarios. Currently, NIU offers two model lineups, comprising a number of different vehicle types. These include (i) the electric motorcycle, moped and bicycle series, including the NQi, MQi, UQi, F series and others, and (ii) the micro-mobility series, including the kick-scooter series KQi and the e-bike series BQi. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to sell its products and provide services to users.

For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income (loss) and adjusted net income (loss) margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income (loss) is defined as net income (loss) excluding share-based compensation expenses. Adjusted net income (loss) margin is defined as adjusted net income (loss) as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliation of GAAP and Non-GAAP Results”.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 7.2672 to US$ 1.00, the exchange rate in effect as of June 28, 2024, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	June 30,	June 30,
	2023	2024	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	872,573,460	727,101,815	100,052,539
Term deposits	97,555,565	177,813,660	24,467,974
Restricted cash	107,666,733	213,949,000	29,440,362
Short-term investments	-	230,359,748	31,698,556
Accounts receivable, net	94,956,170	130,301,574	17,930,093
Inventories	392,790,141	603,908,397	83,100,561
Prepayments and other current assets	195,072,129	243,737,081	33,539,339
Total current assets	1,760,614,198	2,327,171,275	320,229,424

Non-current assets
Property, plant and equipment, net	323,112,366	298,830,446	41,120,438
Intangible assets, net	1,306,401	1,175,039	161,691
Operating lease right-of-use assets	76,821,285	73,514,070	10,115,873
Deferred income tax assets	20,747,021	18,800,958	2,587,098
Other non-current assets	6,730,378	7,233,368	995,345
Total non-current assets	428,717,451	399,553,881	54,980,445

Total assets	2,189,331,649	2,726,725,156	375,209,869

LIABILITIES
Current liabilities
Short-term bank borrowings	100,000,000	200,000,000	27,520,916
Notes payable	167,282,688	249,989,557	34,399,708
Accounts payable	575,724,288	919,265,231	126,495,106
Income taxes payable	1,357,913	1,055,191	145,199
Advances from customers	19,304,488	46,869,584	6,449,469
Deferred revenue-current	41,755,097	41,366,064	5,692,160
Accrued expenses and other current liabilities	165,511,396	213,447,871	29,371,405
Total current liabilities	1,070,935,870	1,671,993,498	230,073,963

Deferred revenue-non-current	13,168,111	13,967,386	1,921,976
Deferred income tax liabilities	2,362,494	2,857,184	393,162
Operating lease liabilities	280,421	70,701	9,729
Other non-current liabilities	8,968,519	9,529,060	1,311,242
Total non-current liabilities	24,779,545	26,424,331	3,636,109

Total liabilities	1,095,715,415	1,698,417,829	233,710,072

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	90,031	90,291	12,424
Class B ordinary shares	10,316	10,316	1,420
Additional paid-in capital	1,964,138,365	1,976,012,521	271,908,372
Accumulated other comprehensive loss	(9,495,674)	(6,962,920)	(958,130)
Accumulated deficit	(861,126,804)	(940,842,881)	(129,464,289)
Total shareholders’ equity	1,093,616,234	1,028,307,327	141,499,797

Total liabilities and shareholders’ equity	2,189,331,649	2,726,725,156	375,209,869

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Revenues	828,811,204	940,485,316	129,415,086	1,246,047,222	1,445,219,891	198,868,875
Cost of revenues(a)	(637,333,754)	(780,800,920)	(107,441,782)	(964,195,614)	(1,189,985,235)	(163,747,418)
Gross profit	191,477,450	159,684,396	21,973,304	281,851,608	255,234,656	35,121,457

Operating expenses:
Selling and marketing expenses(a)	(109,541,946)	(120,227,190)	(16,543,812)	(181,902,025)	(225,560,363)	(31,038,139)
Research and development expenses(a)	(41,288,064)	(32,257,721)	(4,438,810)	(76,292,198)	(61,188,696)	(8,419,845)
General and administrative expenses(a)	(47,976,084)	(39,345,476)	(5,414,118)	(98,300,734)	(69,958,435)	(9,626,601)
Total operating expenses	(198,806,094)	(191,830,387)	(26,396,740)	(356,494,957)	(356,707,494)	(49,084,585)
Government grants	528,120	-	-	826,973	3,756	517
Operating loss	(6,800,524)	(32,145,991)	(4,423,436)	(73,816,376)	(101,469,082)	(13,962,611)

Interest expenses	(14,853)	(1,520,883)	(209,280)	(81,520)	(2,487,283)	(342,262)
Interest income	7,150,433	8,762,650	1,205,781	15,262,816	18,017,361	2,479,271
Investment income	-	1,001,901	137,866	426,836	1,001,901	137,866
Loss before income taxes	335,056	(23,902,323)	(3,289,069)	(58,208,244)	(84,937,103)	(11,687,736)
Income tax (expense) benefit	(2,240,676)	(1,016,141)	(139,826)	(4,035,500)	5,221,026	718,437
Net loss	(1,905,620)	(24,918,464)	(3,428,895)	(62,243,744)	(79,716,077)	(10,969,299)

Other comprehensive income (loss)
Foreign currency translation adjustment, net of nil income taxes	21,181,014	2,026,261	278,823	15,487,764	2,532,754	348,519
Unrealized gain on available-for-sale securities, net of reclassification	-	-	-	(345,356)	-	-
Comprehensive loss	19,275,394	(22,892,203)	(3,150,072)	(47,101,336)	(77,183,323)	(10,620,780)
Net loss per ordinary share
—Basic	(0.01)	(0.16)	(0.02)	(0.40)	(0.50)	(0.07)
—Diluted	(0.01)	(0.16)	(0.02)	(0.40)	(0.50)	(0.07)
Net loss per ADS
—Basic	(0.02)	(0.31)	(0.04)	(0.80)	(1.01)	(0.14)
—Diluted	(0.02)	(0.31)	(0.04)	(0.80)	(1.01)	(0.14)

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net loss per ordinary share
—Basic	156,834,747	158,541,994	158,541,994	156,303,739	158,127,845	158,127,845
—Diluted	156,834,747	158,541,994	158,541,994	156,303,739	158,127,845	158,127,845
Weighted average number of ADS outstanding used in computing net loss per ADS
—Basic	78,417,374	79,270,997	79,270,997	78,151,870	79,063,923	79,063,923
—Diluted	78,417,374	79,270,997	79,270,997	78,151,870	79,063,923	79,063,923

Note:

(a) Includes share-based compensation expenses as follows:

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	300,533	138,354	19,038	591,520	441,889	60,806
Selling and marketing expenses	2,705,325	1,328,704	182,836	5,833,402	3,338,816	459,436
Research and development expenses	8,734,735	1,831,979	252,089	15,105,360	3,273,257	450,415
General and administrative expenses	4,525,669	2,070,589	284,923	8,928,193	4,626,439	636,619
Total share-based compensation expenses	16,266,262	5,369,626	738,886	30,458,475	11,680,401	1,607,276

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net loss	(1,905,620)	(24,918,464)	(3,428,895)	(62,243,744)	(79,716,077)	(10,969,299)
Add:
Share-based compensation expenses	16,266,262	5,369,626	738,886	30,458,475	11,680,401	1,607,276
Adjusted net income (loss)	14,360,642	(19,548,838)	(2,690,009)	(31,785,269)	(68,035,676)	(9,362,023)